CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2006

(Expressed in Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	September 30
	2006	2006
	(unaudited)
ASSETS

Current assets
Cash and equivalents	$88,866,334	$89,407,801
Accounts receivable	3,443,694	9,342,044
Marketable securities (note 4)	2,158,689	–
Inventory (note 5)	12,049,193	24,217,881
Prepaid expenses	1,307,774	1,221,297
Investment	11,557,827	11,500,000
Current portion of future income taxes	7,756,250	11,601,000
Current portion of promissory note	2,799,977	2,156,719
	129,939,738	149,446,742
Deferred financing costs	–	1,381,577
Mineral properties, plant and equipment (note 6)	66,834,588	43,444,943
Reclamation deposits	32,628,671	32,004,138
Promissory note	71,249,100	71,009,683
Future income taxes	174,000	174,000
	$300,826,097	$297,461,083

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,853,652	$21,960,232
Current portion of deferred revenue	7,964,687	19,759,131
Current portion of royalty obligation	2,799,977	2,156,719
Income taxes	5,793,107	3,985,296
	37,411,423	47,861,378
Income taxes	21,639,392	21,058,378
Royalty obligation	64,479,817	64,632,443
Deferred revenue	1,181,250	1,225,000
Convertible debt	43,325,646	42,774,663
Site closure and reclamation costs	19,285,984	18,975,411
	187,323,512	196,527,273

Shareholders' equity
Common shares	197,792,487	197,591,937
Equity component of convertible debt	13,654,673	13,654,673
Tracking preferred shares	26,641,948	26,641,948
Contributed surplus	4,317,717	3,647,716
Accumulated other comprehensive income	433,981	–
Deficit	(129,338,221)	(140,602,464)
	113,502,585	100,933,810
Subsequent events (note 8)

	$300,826,097	$297,461,083

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations and Comprehensive Income
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31
	2006	2005

Revenue
Copper	$53,158,702	$36,148,473
Molybdenum	3,258,220	5,122,755
	56,416,922	41,271,228
Cost of sales	(36,633,178)	(32,323,534)
Depletion, depreciation and amortization	(436,948)	(848,888)
Operating profit	19,346,796	8,098,806

Expenses (income)
Accretion of reclamation obligation	338,647	433,000
Exploration	1,912,510	269,629
Foreign exchange	(1,504,571)	(32,151)
General and administration	1,368,342	1,029,967
Interest and other income	(2,778,226)	(1,626,954)
Interest expense	1,191,122	785,065
Interest accretion on convertible debt	715,698	296,972
Stock-based compensation	759,001	230,846
Change in fair value of financial instruments	(28,251)	–
	1,974,272	1,386,374

Earnings before income taxes	17,372,524	6,712,432
Income tax expense	(1,807,811)	–
Future income tax expense	(3,844,750)	–
Net earnings for the period	$11,719,963	$6,712,432

Other comprehensive income (loss)
Unrealized gain (loss) on reclamation deposits	(21,287)	–
Unrealized gain (loss) on marketable securities (note 4)	199,153	–
Other comprehensive income	$177,866	$–

Total comprehensive income	$11,897,829	$6,712,432

See accompanying notes to consolidated financial statements.

Earnings per share
Basic	$0.09	$0.06
Diluted	0.08	0.06

Weighted average number of common shares outstanding
Basic	128,435,458	104,598,186
Diluted	144,589,852	112,243,221

TASEKO MINES LIMITED
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

	Three months ended		Year ended
	December 31, 2006		September 30, 2006
	(unaudited)

Common shares	Number of shares		Number of shares
Balance at beginning of the period	128,388,175	$197,591,937	103,457,316	$160,829,442
Share purchase options at $0.55 per share	–	–	1,500,000	825,000
Share purchase options at $1.15 per share	25,000	28,750	451,833	519,608
Share purchase options at $1.29 per share	–	–	60,000	77,400
Share purchase options at $1.36 per share	–	–	1,970,000	2,679,200
Share purchase options at $1.40 per share	–	–	3,405,500	4,767,700
Share purchase options at $1.50 per share	–	–	10,000	15,000
Share purchase options at $2.07 per share	40,000	82,800	33,333	68,999
Share purchase options at $2.18 per share	–	–	7,500	16,350
Fair value of stock options allocated to shares issued on exercise	–	89,000	–	4,869,000
Share purchase warrants at $0.40 per share	–	–	375,000	150,000
Share purchase warrants at $0.75 per share	–	–	3,913,332	2,934,999
Share purchase warrants at $1.40 per share	–	–	8,000,000	11,200,000
Share purchase warrants at $1.66 per share	–	–	5,204,361	8,639,239
Balance at end of the period	128,453,175	$197,792,487	128,388,175	$197,591,937

Equity component of convertible debt
Balance at beginning of the period		13,654,673		9,822,462
Convertible bonds - August 2006		–		3,832,211
Balance at end of the period		$13,654,673		$13,654,673

Tracking preferred shares
Balance at beginning and end of the period		$26,641,948		$26,641,948

Contibuted Surplus
Balance at beginning of the period		3,647,716		5,334,614
Stock-based compensation		759,001		3,182,102
Fair value of stock options allocated to shares issued on exercise		(89,000)		(4,869,000)
Balance at end of the period		$4,317,717		$3,647,716

Deficit
Balance at beginning of the period, as originally reported		(140,602,464)		(173,518,911)
Adjustment to opening deficit - change in accounting policy (note 3)		(455,720)		–
Net earnings for the period		11,719,963		32,916,447
Balance at end of the period		$(129,338,221)		$(140,602,464)

Accumulated Other Comprehensive Income
Adjustment to opening balance - change in accounting policy (note 3)		256,115		–
Unrealized gain (loss) on reclamation deposits		(21,287)		–
Unrealized gains on available-for-sale marketable securities (note 4)		199,153		–
Balance at end of the period		$433,981		$–

TOTAL SHAREHOLDERS' EQUITY		$113,502,585		$100,933,810

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended December 31
	2006	2005

Operating activities
Net earnings for the period	$11,719,963	$6,712,432
Items not involving cash
Accretion of reclamation obligation	338,647	433,000
Depreciation, depletion and amortization	436,948	848,888
Interest accretion on convertible debt	715,698	296,972
Stock-based compensation	759,001	230,846
Future income taxes	3,844,750	–
Unrealized foreign exchange	1,222,198	–
Change in fair value of financial instruments	(28,251)	–
Changes in non-cash operating working capital
Accounts receivable	5,898,350	(2,437,643)
Inventories	12,168,688	2,991,725
Prepaids	(86,477)	277,315
Accrued interest income on promissory note	(882,675)	(1,093,684)
Accounts payable and accrued liabilities	(1,106,580)	(1,788,448)
Deferred revenue	(11,838,194)	(9,931,244)
Accrued interest expense on royalty obligation	–	377,931
Income taxes	2,388,825	–
Site closure and reclamation expenditures	(28,074)	–
Cash provided by (used for) operating activities	25,522,817	(3,081,910)

Investing activities
Purchase of property, plant and equipment	(23,826,593)	(321,139)
Accrued interest income on reclamation deposits	(389,705)	(329,249)
Investment in marketable securities	(1,959,536)	–
Cash used for investing activities	(26,175,834)	(650,388)

Financing activities
Principal repayments under capital lease obligation	–	(509,281)
Common shares issued for cash, net of issue costs	111,550	2,934,999
Cash provided by financing activities	111,550	2,425,718

Decrease in cash and equivalents	(541,467)	(1,306,580)
Cash and equivalents, beginning of period	89,407,801	21,728,789
Cash and equivalents, end of period	$88,866,334	$20,422,209

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three month period ended December 31, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 2007.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below and for the changes described in note 3.

(a) Revenue Recognition

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the market metal price in that period. Typically, the quotational period for copper is four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment. The Company’s sales contracts do not contain embedded derivatives as the Company enters into such arrangements only to meet its expected purchase, sale or usage requirements.

(b) Comparative figures

Certain of the prior periods' comparative figures have been restated to conform with the presentation adopted for the current period.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

3.	CHANGES IN ACCOUNTING POLICIES

Effective October 1, 2006, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to October 1, 2006 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

		•	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

		•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

		•	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

relationship. All gains and losses are included in net earnings in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•

Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

•

The Company’s investment in a convertible promissory note of Continental Minerals Corporation (“Continental”) is classified as held-to-maturity. The investment in Continental also contains an embedded derivative requiring separation from the host contract and measurement at fair value. This change in accounting policy resulted in a decrease of $24,843 to deficit and a similar increase to the carrying value of the Company’s investment in Continental Minerals Corporation and retained earnings at October 1, 2006.

•

Reclamation deposits invested in government backed securities are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from accumulated other comprehensive income to net earnings (loss) when the investment is sold. Previously, reclamation deposits were carried at cost, less provisions for other than temporary decline in value. This change in accounting policy resulted in an increase of $256,115 to accumulated other comprehensive income and the carrying value of the reclamation deposits at October 1, 2006.

•	Promissory note relating to the Red Mile Resources No. 2 Limited Partnership Agreement (“Red Mile”) is classified as held-to-maturity.

•	Convertible bonds and debenture are classified as held-to-maturity and are measured at amortized costs.

•

Deferred financing costs relating to the issuance of convertible bonds are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the convertible bonds. This change in accounting policy resulted in a decrease of $5,336 to deficit and the carrying value of the Company’s convertible bonds at October 1, 2006.

•

The Company’s royalty agreement with Red Mile is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value. This change in accounting policy resulted in an increase of $485,899 to deficit and the carrying value of the royalty obligation at October 1, 2006.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(b) Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c) Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.	MARKETABLE SECURITIES

	As at December 31, 2006
		Unrealized
	Cost	Gains	Fair Value
bcMetals Corporation (note 8)	$1,808,304	$144,481	$1,952,785
Continental Minerals Corporation (1)	151,233	54,672	205,905
	$1,959,536	$199,153	$2,158,689

(1)

Pursuant to the Company’s investment in a convertible promissory note of Continental Minerals Corporation during the period ended December 31, 2006, the Company has elected to receive interest payments in the form of common shares of Continental.

5.	INVENTORY

	December 30	September 30
	2006	2006
Copper concentrate	$3,531,466	$16,212,600
Ore in-process	2,181,400	2,114,200
Materials and supplies	6,336,327	5,891,081
	$12,049,193	$24,217,881

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Plant and equipment - Gibraltar Mine
	December 31, 2006			September 30, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	Amortization	value	Cost	amortization	value
Buildings and equipment	$6,059,655	$1,557,690	$4,501,965	$6,059,655	$1,442,256	$4,617,399
Mine equipment	39,011,851	7,790,132	31,221,719	35,679,559	7,493,428	28,186,131
Plant and equipment	28,565,122	1,257,460	27,307,662	14,636,690	1,222,963	13,413,727
Vehicles	1,161,933	548,238	613,695	992,245	498,480	493,765
Computer equipment	2,150,522	1,069,776	1,080,746	1,765,921	915,385	850,536
Land	152,230	–	152,230	152,230	–	152,230
Deferred pre-stripping costs	5,444,550	–	5,444,450	285,426	–	285,426
Total Gibraltar mine	$82,545,863	$12,223,296	$70,322,567	$59,571,726	$11,572,512	$47,999,214

Mineral property interests			$3,554,169			$2,628,000

Net asset retirement obligation adjustment			$(7,042,148)			$(7,182,271)

Mineral properties, plant and equipment			$66,834,588			$43,444,943

7.	RELATED PARTY TRANSACTIONS AND BALANCES

	Three months ended	Three months ended
	December 31	December 31
Transactions	2006	2005
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses	$1,275,577	$525,237

	December 31	September 30
Advances to (from)	2006	2006
Hunter Dickinson Inc. (1)	$23,198	$26,430

(1)	Advances to Hunter Dickinson Inc. are recorded in accounts receivable.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2006
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

8.	SUBSEQUENT EVENTS

(a)

In November 2006, Taseko launched a take-over bid offer for all (and at least 51%) of the outstanding shares of bcMetals Corporation (“bcMetals”) a public corporation listed on the TSX Venture Exchange. Taseko's amended and extended bid of $1.40 per share expired on February 8, 2007 as a consequence of a rival company making a $1.70 per shares bid that expires February 16, 2007. Taseko took up and purchased 1,316,300 shares under the bid and therefore currently holds an aggregate of 3,234,900 shares of bcMetals, having purchased the balance out of the market at approximately $1.01 per bcMetals share. Given that the Company's bid for control of bcMetals was not successful the Company plans to effect the disposition of the bcMetals in the immediate future.

(b)

Taseko holds an outstanding convertible promissory note ("Note") issued by Continental Minerals Corporation (“Continental”), a public company which is a related party by virtue of certain common directors. The Note has a right to participate in Continental equity financings at a 5% discount to the price paid by other parties in the financing. The Company has elected to exercise its right to be repaid the Note and its pre-emptive right to apply the proceeds to participate in Continental's financing. Pursuant to its right, Taseko will participate (by augmentation) in a recently announced $25 million equity financing by Continental, consisting of equity units ("Units") of Continental at a price of Cdn$1.65 per Unit. Each Unit consists of one common share of Continental and one Continental common share purchase warrant, exercisable at a price of Cdn$1.80 per share for a one year period from the completion of the financing. As a result, Taseko will receive the principal amount of the Note (Cdn$11.5 million) and use these proceeds to subscribe for 7,318,182 Units of Continental.